Exhibit 1

25 October 2017

British American Tobacco p.l.c.
Capital Markets Day

British American Tobacco p.l.c. is today hosting a Capital Markets Day for investors and analysts in London. Presentations will include an update on our Next Generation Products (NGP), including an exhibition showcasing our NGP portfolio; our new US subsidiary, Reynolds American Inc. (“Reynolds”); Regulation; Marketing and an update on the performance of our International business.

During the day, we will share our objectives for the growth of our NGP business.  These are to generate NGP revenue of over £500m* this year, and for this to double in 2018 to over £1bn, rising to more than £5bn in 2022.  We expect the NGP business to be breaking-even by the end of 2018 and to deliver substantial profit by 2022.

We will provide an update on the performance of glo, our Tobacco Heating Product, which has continued its excellent growth in Japan, already achieving a national share in a leading convenience chain of more than 1.8% in only the second week of the national rollout, with share in Sendai now at 10.4%.  In South Korea, share in handlers in Seoul has reached 3.5%, after nine weeks.

We will also update our estimate of the impact of foreign currency movements on our full-year numbers, including Reynolds.  Assuming FX rates were to remain unchanged for the balance of the year, we would expect the translational currency tailwind to be 6.5% on operating profit and 5.5% on EPS. The transactional headwind remains around 2% on operating profit.

As stated at the Half-Year Report, the pricing environment in a number of our markets has been more difficult, notably in Russia, although recent developments are more encouraging.

The business continues to perform well and we remain confident of another good year of earnings growth at constant currency.

Commenting on the Capital Markets Day, Nicandro Durante, Chief Executive, said:

“We are very pleased to be sharing more details on the opportunities for BAT in NGPs and combustibles, and to introduce our new US subsidiary just three months after the completion of the Reynolds acquisition.  We are proud to share our exciting future product pipeline across both the Tobacco Heating and Vapour categories and to provide shareholders with an opportunity to experience the products first-hand. Our NGP business has real momentum and our confidence is reflected in the financial objectives we have set out.”

The event will commence at 8.00am BST.

All presentations will be made available on BAT’s website http://www.bat.com/investorpresentations and on the Investor Relations App once the event has started.

*Pro forma number reflecting 12 months of Reynolds in 2017.

Enquiries:

British American Tobacco Press Office
Annie Brown / Joanne Walia
+44 (0)20 7845 2332 / 1108

British American Tobacco Investor Relations
Mike Nightingale / Rachael Brierley / Stephanie Brassinne
+44 (0)20 7845 1180 / 1519 / 2012

About British American Tobacco

British American Tobacco (BAT) is a global tobacco and nicotine products company. Its brands are sold in more than 200 markets and it employs around 55,000 people worldwide. BAT’s cigarettes are chosen by around one in eight of the world's one billion adult smokers and its five Global Drive Brands are Dunhill, Kent, Lucky Strike, Pall Mall and Rothmans. Alongside its traditional tobacco business, BAT is developing a portfolio of innovative next generation tobacco and nicotine products to offer consumers a choice of potentially less risky alternatives to conventional cigarettes. BAT is market leader in over 55 countries and in 2016 the Group generated reported revenue of £14.75 billion and adjusted profit of £5.48 billion.

In July 2017, British American Tobacco p.l.c. acquired the remaining 57.8% of Reynolds American Inc. that BAT did not already own, creating a stronger, global tobacco and Next Generation Products company.

Disclaimers

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. ("BAT") shares or other securities. This announcement contains certain forward-looking statements, made within the meaning of Section 21E of the United States Securities Exchange Act of 1934, regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the failure to realize contemplated synergies and other benefits from mergers and acquisitions, including the recent merger of Reynolds American Inc. (“Reynolds”) and BAT; the effect of mergers, acquisitions and divestitures, including the merger of Reynolds and BAT, on BAT’s operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in domestic or international tax laws and rates; the impact of adverse domestic or international legislation and regulation; the ability to develop, produce or market new alternative products and to do so profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth and the market position of BAT’s brands; the ability to attract, convert and retain new or existing consumers; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes and the effect of such outcomes on BAT’s financial condition; adverse decisions by regulatory bodies and changes in the market position, businesses, financial condition, results of operations or prospects of BAT.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Company undertakes no obligation to update or revise these forward-looking statements. Nothing in this document should be construed as a profit forecast. Readers are cautioned not to place undue reliance on such forward-looking statements.

Additional information concerning these and other factors can be found in BAT’s and Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s registration statement on Form F-4, which was declared effective by the SEC on June 14, 2017, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.bat.com.